Exhibit 99.6

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHQ, AMEX: CHQ)

AUGUST 14, 2007

 CHALLENGER ENERGY CORP.  REPORTS PROGRESS IN TRINIDAD DRILLING AND RELEASES SECOND QUARTER 2007 FINANCIAL RESULTS

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” – TSX Venture Exchange, AMEX:  CHQ) of Calgary, Alberta, Canada is pleased to announce the release of its 2007 second quarter financial results.    As at June 30, 2007 the Company is debt free, working capital is Cdn$4.5 million and cash on hand is Cdn$4.5 million.  As at June 30, 2007 we have funded Cdn$14.1 million towards our exploration activities in Trinidad and Tobago.  The “Management’s Discussion and Analysis” and financial statements for the period ended June 30, 2007 can be reviewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

DRILLING IN TRINIDAD

Drilling commenced in June 2007 on Challenger’s first exploration well, ‘Victory’ the first of a planned three well exploration program on Block 5(c) in Trinidad and Tobago with Canadian Superior Energy Inc. (AMEX,TSX:SNG), the operator.  The “Victory” well has been successfully drilled to a current depth of 9860 feet and we are currently running 13-5/8” casing into the hole in preparation for continued drilling to our planned total depth of 16,870 feet.

The Kan Tan IV rig has been contracted to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad, on Block 5(c). The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential of undiscovered resources that have been delineated by extensive 3D seismic that has been evaluated and interpreted over Block 5(c).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Dan MacDonald
Challenger Energy Corp.
Calgary, Alberta
Phone: (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.